

December 23, 2013

Via E-mail
Mr. David J. Cuthbert
Chief Executive Officer
Alteva, Inc.
401 Market Street
Philadelphia, PA 19106

> Re: **Alteva, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 1-35724**

Dear Mr. Cuthbert:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 7: Goodwill and Intangible Assets, page 48

1.   Given the significance of your goodwill balance and the Unified Communications segment's significant recurring operating losses, please expand your disclosure in future filings to provide robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy and management's insights and assumptions related to the recoverability of goodwill. Further, we note that the company elected not to perform a qualitative goodwill impairment assessment and proceeded directly to performing a quantitative evaluation. If a reporting unit is at risk of

failing step one of the goodwill impairment test, please also disclose the following information for the reporting unit:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Description of key assumptions used and how the key assumptions were determined; and
- Discussion of any trends or uncertainties associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Kenya Wright Gumbs, Staff Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director